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March 28, 2014

VIA EDGAR, ORIGINAL TO FOLLOW BY U.S. MAIL

Geoff Kruczek
Attorney-Adviser, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             Augusta Resource Corporation
Amended Schedule TO-T filed by HudBay Minerals Inc.
Filed March 10, 2014
File No. 005-82241

Dear Mr. Kruczek:

This letter is written on behalf of our client, HudBay Minerals Inc. (the “Company”), in response to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 13, 2014 relating to the Schedule TO-T, filed by the Company with the Commission on February 11, 2014 (as amended, the “Schedule TO”).  For ease of reference, a summary of each oral comment is printed below in italics and is followed by the Company’s response.  Any capitalized term used but not defined herein has the meaning ascribed to such term in the Offer and Circular dated February 10, 2014, which is Exhibit (a)(1)(i) to the Schedule TO (the “Original Offer and Circular”).

1.                                      The Staff requested that the Company clarify on pages (v) and 21 of the Original Offer and Circular that the right of Augusta Shareholders to withdraw tendered Augusta

Shares if the Company does not pay for such shares within three business days of taking up such shares would be available only if the Company defaulted on its obligation to pay for Augusta Shares as soon as practicable after they are taken up.

Response:  In response to the Staff’s oral comment, the Company amended the disclosure on pages (v) and 21 of the Original Offer and Circular in the Notice of Variation and Extension filed on March 14, 2014 as Exhibit (a)(1)(xxvi) to the Schedule TO (the “First Notice”).

2.                                      The Staff requested that the Company clarify that it would take up shares by 9:00 a.m. on the business day following the end of the initial offering period.

Response:  In response to the Staff’s oral comment, the Company amended the disclosure on pages 5, 10, 20 and 81 of the Original Offer and Circular in the First Notice.

3.                                      The Staff requested that the Company clarify that the conditions to the Offer must be asserted prior to the end of the initial offering period.

Response:  In response to the Staff’s oral comment, the Company amended the disclosure on page 18 of the Original Offer and Circular in the First Notice.

Additional Information

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at 212-530-5026 or mmandel@milbank.com.

Very truly yours,

/s/Mark L. Mandel

Mark L. Mandel

Copies to:              Patrick Donnelly, HudBay Minerals Inc.

Mark Haber, HudBay Minerals Inc.

Kari MacKay, Goodmans LLP